EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name	Jurisdiction of Incorporation/Organization

UNISON MAXIMUS, Inc.	Illinois

MAXNetwork (f/k/a LGA Group Pty Limited)	Australia

LGA Recruitment Plus Pty Limited	Australia

LGA Rehab Plus Pty Limited	Australia

LGA Rehab Unit Trust	Australia

MAXIMUS Properties LLC	Virginia

MAXIMUS International, LLC	Virginia

MAXIMUS Brazil Ltda.	Brazil

MAXIMUS Canada, Inc.	Canada